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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                            MICRONICS COMPUTERS, INC.
                            (Name of Subject Company)


                            MICRONICS COMPUTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   595127 10 1
                      (CUSIP Number of Class of Securities)


                                 Charles J. Hart
                      President and Chief Executive Officer
                            Micronics Computers, Inc.
                            45365 Northport Loop West
                            Fremont, California 94538
                                 (510) 651-2300
           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                              Gail E. Suniga, Esq.
                                David Y. Chen, Esq.
                               Fenwick & West LLP
                              Two Palo Alto Square
                           Palo Alto,  California 94306
                                 (650)494-0600


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      This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated May 18, 1998 (the "Schedule 14D-9"), filed by Micronics Computers, Inc., a Delaware corporation (the "Company"), relating to the tender offer by Diamond Multimedia Systems, Inc., a Delaware corporation, and its wholly owned subsidiary Boardwalk Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash by the Purchaser, dated May 15, 1998. Each capitalized term used but not otherwise defined herein has the meaning ascribed to such term in the Schedule 14D-9.

      Item 4 of the Schedule 14D-9 is hereby amended by amending the section under "(b) Background of the Offer; Reasons for the Recommendation - Reasons for the Recommendation" as follows:

      (a)   Paragraph (i) is hereby amended to read as follows:

            (i) the financial and other terms of the Offer, the Merger and the Merger Agreement, including (a) the Board's belief that Diamond and the Purchaser could consummate the Offer and the Merger in a short time period, (b) that the Offer and Merger are not subject to a financing condition, and the substantial likelihood that Diamond has or has available to it sufficient financing to consummate the acquisition of the Shares in the Offer and the Merger, (c) the all-cash payment terms of the Offer, (d) the structure of the transaction, involving a first-step cash tender offer and a second-step cash merger and (e) that under certain circumstances the Board may recommend a Superior Proposal;

      (b)   Paragraph (iii) is hereby amended to read as follows:

            (iii) the form of consideration to be offered to the Company's stockholders, which is all cash, minimizes the risk of change in the value of the consideration to be received by the stockholders and satisfies the request of the stockholders who approved the Lindner Proposal;

      (c)   Paragraph (iv) is hereby amended to read as follows:

            (iv) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, including the favorable valuation of the Company offered by Diamond in comparison to its book value, the uncertainties related to the availability of other opportunities to maximize stockholder value and the market price of the Shares;

      (d)   Paragraph (viii) is hereby amended to read as follows:

            (viii) the familiarity of the Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates, including the competitive environment in which the Company operates making it advantageous to join with a larger corporation, the ability of the Company after the Merger to utilize Diamond's manufacturing contacts and sources and for Diamond to utilize the Company's engineering expertise and the other synergies achievable by combining the Company's and Diamond's businesses.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                       MICRONICS COMPUTERS, INC.


                                       /s/ Charles J. Hart

                                       Charles J. Hart
                                       President and Chief Executive Officer

Dated:  June 2, 1998


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